430 North McCarthy Boulevard
Milpitas, CA 95035
January 28, 2013	Tel (408)546-5000
www.jdsu.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington D.C. 20549-3030

Attn:  Mr. Louis Rambo

Re:     Acceleration Request of JDS Uniphase Corporation

Registration Statement on Form S-3 (File No. 333-185491)

Dear Mr. Rambo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JDS Uniphase Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:05 p.m., Eastern Time, on January 29, 2013, or as soon thereafter as practicable.  The Company also hereby requests a copy of the written order verifying the effective date.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please contact Ed Batts of DLA Piper LLP (US), counsel to the Registrant, at (650) 833-2073 or ed.batts@dlapiper.com, or David Richardson of DLA Piper LLP (US), at (916) 930-3256 or david.richardson@dlapiper.com.

Very truly yours,

JDS Uniphase Corporation

By:	/s/ Rex Jackson
Rex Jackson
Chief Financial Officer